UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to             .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Report of Independent Registered

Public Accounting Firm

December 31, 2010 and 2009

Dated July 14, 2011

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k)

    Savings Plan:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – schedule H – part IV – line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Portland, Oregon

July 14, 2011

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Participant directed investments, at fair value:

Shares in registered investment company funds:
Fidelity Retirement Money Market Portfolio	$10,772,633	$8,867,991
DFA Emerging Markets Value Portfolio	17,337,799	13,927,487
PIMCO Total Return Fund	15,230,396	11,809,701
Baron Growth Fund	11,514,427	8,977,863
Spartan US Equity Index Fund	6,988,386	5,616,035
Vanguard Mid-Cap Index Signal Fund	6,632,724	5,083,371
Dodge & Cox Stock Fund	6,041,085	5,497,274
Goldman Sachs Mid Cap Value Fund Institutional Class	4,599,444	3,270,027
Growth Fund of America	3,508,103	2,918,480
Royce Pennsylvania Mutual Investment Fund	1,363,390	586,655
Templeton Global Bond Fund	1,110,627	—
Fidelity Contrafund	14,767,481	11,761,387
Fidelity Balanced Fund	8,481,441	7,294,003
Fidelity Diversified International Fund	9,020,762	8,129,375
Fidelity Freedom Income Fund	610,715	476,926
Fidelity Freedom 2000 Fund	63,247	134,737
Fidelity Freedom 2005 Fund	103,771	65,974
Fidelity Freedom 2010 Fund	606,465	539,290
Fidelity Freedom 2015 Fund	2,356,326	1,765,282
Fidelity Freedom 2020 Fund	2,393,519	1,811,306
Fidelity Freedom 2025 Fund	2,871,979	2,036,290
Fidelity Freedom 2030 Fund	3,986,026	2,688,461
Fidelity Freedom 2035 Fund	2,234,539	1,477,712
Fidelity Freedom 2040 Fund	1,289,446	694,722
Fidelity Freedom 2045 Fund	934,838	452,165
Fidelity Freedom 2050 Fund	507,568	294,017

Common and collective trust:
Fidelity Managed Income Portfolio	4,225,863	3,361,543

Common stock:
FLIR Systems, Inc.	28,347,183	33,304,077

Total investments	167,900,183	142,842,151

Receivables:
Notes receivable from participants	2,026,793	1,889,688
Pending trades	6,825	19,677

Total receivables	2,033,618	1,909,365

Total	169,933,801	144,751,516

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,360)	62,508

Net assets available for plan benefits	$169,899,441	$144,814,024

See accompanying notes to financial statements.

2

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Contributions:
Participant	$12,121,001	$10,541,067
Rollover	1,623,251	2,873,788
Employer	5,737,609	4,852,497

Total contributions	19,481,861	18,267,352

Investment income:
Dividend income	3,361,939	2,273,103
Interest income	50,926	108,859
Net appreciation in fair value of investments	10,023,395	24,169,940

Total investment income	13,436,260	26,551,902

Interest on notes receivable from participants	101,920	106,972

Deductions:
Benefits and withdrawals paid to participants	7,930,622	6,550,813
Administrative expenses	4,002	2,520

Total deductions	7,934,624	6,553,333

Net increase	25,085,417	38,372,893
Net assets available for benefits, beginning year	144,814,024	106,441,131

Net assets available for benefits, end of year	$169,899,441	$144,814,024

See accompanying notes to financial statements.

3

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the Plan), as amended and restated effective January 1, 2006 is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Under the terms of the agreement between the Company and Fidelity Management Trust Company (the Trustee), all investments of the Plan are held in a trust by the Trustee. A committee comprised of management employees of the Company administers the Plan.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien.

Participants may begin participating on the first day of the month following employment. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 3% of compensation to the age-appropriate Fidelity Freedom Fund. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2010 and 2009, the discretionary matching contributions were equal to 50% of the employee’s contributions of up to 15% of compensation. During the years ended December 31, 2010 and 2009, there were no discretionary profit sharing contributions.

4	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100

A participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 65, death, or total and permanent disability while employed.

(e)	Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to 10 years for residential loans or up to five years for all other loans. Participants were previously allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2010 and December 31, 2009 ranged from 4.25% to 9.25%, with maturities through 2055.

(f)	Benefits

Upon termination of service for any reason, including a death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.

(g)	Withdrawals

Except upon death, total disability, termination, retirement or attainment of 59 1/2 years of age, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC. Participants who obtained a hardship withdrawal are prohibited from making elective deferrals for a period of six months from the date of the withdrawal.

5	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the plan, a participant’s nonvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2010 and 2009, forfeitures totaling approximately $55,000 and $179,000, respectively, were used to reduce employer contributions. At December 31, 2010 and 2009, forfeitures totaling approximately $87,000 and $63,000, respectively, were available to reduce future employer contributions.

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s Insider Trading and Disclosure policy and other restrictions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

6	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Level 2 –	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock and Registered Investment Company Funds: Valued at the quoted market price of shares held by the plan at year end.

Common and Collective Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see note 2 (c)).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Investments at estimated fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock	$28,347,183	—	—	28,347,183
Registered investment company funds:
Money Market Fund	10,772,633	—	—	10,772,633
Bond	16,341,023	—	—	16,341,023
International	26,358,561	—	—	26,358,561
Balanced	8,481,441	—	—	8,481,441
Small Cap Growth Equity	11,514,427	—	—	11,514,427
Large Cap Growth Equity	18,275,584	—	—	18,275,584
Small Cap Blend Equity	1,363,390	—	—	1,363,390
Mid Cap Blend Equity	6,632,724	—	—	6,632,724
Large Cap Blend Equity	6,988,386	—	—	6,988,386
Large Cap Value Equity	6,041,085	—	—	6,041,085
Mid Cap Value Equity	4,599,444	—	—	4,599,444
Lifestyle - Conservative	1,384,198	—	—	1,384,198
Lifestyle - Moderate	11,607,850	—	—	11,607,850
Lifestyle - Aggressive	4,966,391	—	—	4,966,391
Common and collective trust:
Stable Value	—	4,225,863	—	4,225,863

Total investments	$163,674,320	4,225,863	—	167,900,183

8	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at estimated fair value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock	$33,304,077	—	—	33,304,077
Registered investment company funds:
Money Market Fund	8,867,991	—	—	8,867,991
Bond	11,809,701	—	—	11,809,701
International	22,056,862	—	—	22,056,862
Balanced	7,294,003	—	—	7,294,003
Small Cap Growth Equity	8,977,863	—	—	8,977,863
Large Cap Growth Equity	14,679,867	—	—	14,679,867
Small Cap Blend Equity	586,655	—	—	586,655
Mid Cap Blend Equity	5,083,371	—	—	5,083,371
Large Cap Blend Equity	5,616,035	—	—	5,616,035
Large Cap Value Equity	5,497,274	—	—	5,497,274
Mid Cap Value Equity	3,270,027	—	—	3,270,027
Lifestyle - Conservative	1,216,927	—	—	1,216,927
Lifestyle - Moderate	8,301,339	—	—	8,301,339
Lifestyle - Aggressive	2,918,616	—	—	2,918,616
Common and collective trust:
Stable Value	—	3,361,543	—	3,361,543

Total investments	$139,480,608	3,361,543	—	142,842,151

(c)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(b) for a discussion of fair value measurements.

The Fidelity Managed Income Portfolio Fund (the MIP Fund) is a common and collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GICs and U.S. government securities. The GICs are fully benefit-responsive. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

9	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The statements of net assets available for benefits present the fair value of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting interest rate for that fund was approximately 2.7% and 1.4%, respectively for 2010 and 3.2% and 1.2%, respectively, for 2009.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Certain events limit the ability of the Plan to transact contract value with Fidelity. Such events include: the Plan’s failure to qualify under section 401(a) of the IRC; the establishment of a Plan or similar fund that competes for employee contributions; changes in laws or regulations that could have a material adverse effect on the MIP fund’s cash flow; communication to participants influencing them to not invest in the MIP fund. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

(d)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) consists of the net change in unrealized appreciation and depreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(g)	Notes Receivable from Participants

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010 - 25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan has reclassified participant loans from investments to notes receivable from participants for financial statement presentation. The Form 5500 will continue to present notes receivable from participants as an investment.

10	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(h)	Administrative expenses

Administrative expenses are generally paid by the Plan Sponsor. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statement of changes in net assets available for benefits.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Shares in registered investment company funds:
Fidelity Retirement Money Market Portfolio	$10,772,633	$8,867,991
DFA Emerging Markets Value Portfolio	17,337,799	13,927,487
PIMCO Total Return Fund	15,230,396	11,809,701
Baron Growth Fund	11,514,427	8,977,863
Fidelity Contrafund	14,767,481	11,761,387
Fidelity Balanced Fund	*	7,294,003
Fidelity Diversified International Fund	9,020,762	8,129,375
Common stock:
FLIR Systems, Inc.	28,347,183	33,304,077

*Accounted for less than 5% of total net assets for the period.

Net appreciation (depreciation) in fair value of investments is comprised of the following for the year ended December 31, 2010 and 2009:

	2010	2009
Shares in registered investment company funds	$13,186,499	21,984,374
FLIR Systems, Inc. common stock	(3,163,104)	2,185,566

	$10,023,395	24,169,940

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 27, 2009, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date, however, management believes that the Plan is designed and continues to operate in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment company funds and a common collective trust managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

11	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The Plan allows for investments in FLIR Systems, Inc. common stock. The Company is the Plan Sponsor, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and the IRC.

(7)	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$169,899,441	144,814,024
Deemed distributions of participant loans not recorded on the financial statements	(76,470)	(74,974)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	34,360	(62,508)

Net assets available for benefits per the Form 5500	$169,857,331	144,676,542

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

	Year ended December 31
	2010	2009
Net appreciation in fair value of investments per the financial statements	$10,023,395	24,169,940
Adjustment from fair value to contract value for fully benefit responsive investment contracts	96,868	70,356

Net appreciation in fair value of investments per the Form 5500	$10,120,263	24,240,296

The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

	Year ended December 31
	2010	2009
Benefits and withdrawals per the financial statements	$7,930,622	6,550,813
Change in deemed distributions of participant loans	1,496	7,616

Benefit payments per the Form 5500	$7,932,118	6,558,429

12	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Subsequent Events

The Company has evaluated subsequent events from the date of the Statement of Net Assets Available for Plan Benefits and determined there are no other items to disclose.

13

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Schedule H – Part IV – Line 4i – Schedule of Assets Held at End of Year

December 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares in registered investment company funds:
*Fidelity Investments	Fidelity Retirement Money Market Portfolio	$10,772,633
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	17,337,799
Pacific Investment Management Company	PIMCO Total Return Fund	15,230,396
Baron Funds	Baron Growth Fund	11,514,427
*Fidelity Investments	Spartan US Equity Index Fund	6,988,386
The Vanguard Group	Vanguard Mid-Cap Index Fund	6,632,724
Dodge & Cox	Dodge & Cox Stock Fund	6,041,085
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	4,599,444
American Funds	Growth Fund of America	3,508,103
Royce & Associates, LLC	Royce Pennsylvania Mutual Investment Fund	1,363,390
Franklin Templeton Investments	Templeton Global Bond Fund	1,110,627
*Fidelity Investments	Fidelity Contrafund	14,767,481
*Fidelity Investments	Fidelity Balanced Fund	8,481,441
*Fidelity Investments	Fidelity Diversified International Fund	9,020,762
*Fidelity Investments	Fidelity Freedom Income Fund	610,715
*Fidelity Investments	Fidelity Freedom 2000 Fund	63,247
*Fidelity Investments	Fidelity Freedom 2005 Fund	103,771
*Fidelity Investments	Fidelity Freedom 2010 Fund	606,465
*Fidelity Investments	Fidelity Freedom 2015 Fund	2,356,326
*Fidelity Investments	Fidelity Freedom 2020 Fund	2,393,519
*Fidelity Investments	Fidelity Freedom 2025 Fund	2,871,979
*Fidelity Investments	Fidelity Freedom 2030 Fund	3,986,026
*Fidelity Investments	Fidelity Freedom 2035 Fund	2,234,539
*Fidelity Investments	Fidelity Freedom 2040 Fund	1,289,446
*Fidelity Investments	Fidelity Freedom 2045 Fund	934,838
*Fidelity Investments	Fidelity Freedom 2050 Fund	507,568

	Common and colletive trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	4,225,863

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	28,347,183

*Participants	Notes receivable from participants (4.25% to 9.25% maturing through 2055)	2,026,793

	Total investments	$169,926,976

*	Represents a party-in-interest transaction as of December 31, 2010

See accompanying report of independent registered public accounting firm.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan

Date: July 14, 2011	FLIR Systems, Inc.
(Plan Sponsor)

	By:	/s/ Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer